

Mail Room 4651

May 24, 2018

Seth Birnbaum
President and Chief Executive Officer
EverQuote, Inc.
210 Broadway
Cambridge, Massachusetts 02139

  **Re: EverQuote, Inc.**
    **Amendment 1 to Draft Registration Statement on Form S-1**
    **Submitted May 10, 2018**
    **CIK No. 0001640428**

Dear Mr. Birnbaum:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Selected Financial and Other Data

Non-GAAP Financial Measures, page 54

1. Please explain in greater detail your basis for adding back the "other advertising expenses." Describe the nature of these advertising expenses and explain how they are not related to the generation of revenue.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Grants of Share-Based Awards, page 76

2.      We note the significant increase in the estimated fair value of common stock from January 2018 to May 2018.  Please describe for us the significant factors contributing to this increase including any intervening events within the company or changes in assumptions as well as any changes in weighting or selection of valuation methodologies employed.

Notes to Unaudited Condensed Financial Statements

14. Subsequent Events, page F-49

3.      For the share-based awards granted on May 1, 2018 and for any share-based awards granted through effectiveness, please revise to disclose the expected impact, if material, that the additional grants will have on your financial statements.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.  Please contact Folake Ayoola, Special Counsel, at (202) 551-3673 or me at (202) 551-3735 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director
                                                Office of Information Technologies
                                                and Services

cc:     David A. Westenberg, Esq.
        Jason L. Kropp, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP